Exhibit 99.1
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                               CONTINUATION SHEET

(1) Pursuant to the terms of the Issuer's Series E Preferred Stock, on June 5, 2004 all of the issued and outstanding shares of the Series E Preferred Stock, automatically and without any action by the holder, convert into shares of the Issuer's common stock, $0.01 par value per share.

(2) Each share of the Issuer's Series E Preferred Stock currently converts into approximately 143 shares of the Issuer's common stock.

(3) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("Associates"), a limited liability company of which S.A.C. Capital Advisors, LLC ("Advisors") and S.A.C. Capital Management, LLC ("Management") are investment managers. Pursuant to investment agreements, each of Advisors and Management share all investment and voting power with respect to the securities held by Associates. The Reporting Person controls both Advisors and Management. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by Associates is reported herein. The Reporitng Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.